Notice to ASX/LSE Rio Tinto plc and Rio Tinto Limited 2026 Annual General Meetings: address by the Chief Executive Simon Trott, Chief Executive, Rio Tinto 6 May 2026 **Check against delivery** Thank you Dom. A very warm welcome to everyone here in Perth, and good morning to those of you joining us from London and online. I would also like to acknowledge the Traditional Owners of the land on which we meet today and pay my respects to their Elders past and present. On safety, Dom has spoken about the three fatalities at our sites since our last meeting. Our colleagues’ deaths show we are not where we need to be on safety, which is the foundation of our business. As a leadership team, we are focused on understanding what happened, learning the lessons and being clear about what must change. We are renewing our focus on the critical controls for safety risks in our business, so they are clearly understood, consistently applied, and personally owned by all of us as leaders. This work is never done. And we will do everything in our power to prevent harm and protect our people, whose incredible capability and expertise drive this business forward. In the 26 years I’ve been here at Rio Tinto, I know that when we are at our best, we are extraordinary. My objective is to make sure the whole business delivers at that level every day, in a world where demand for the materials we produce is growing. That is why, when I stepped into this role, I set Rio a mission to become the most valued metals and mining business. For you – our shareholders, for the people we work and partner with, and for the communities around us. We are making strong progress towards achieving this – and as you’ve already heard, we have a winning formula for growth and returns. Let me unpack this: We have the right assets, in the right commodities. And each of our businesses, iron ore, copper, and aluminium and lithium, delivers value in their own right: We operate the world’s leading iron ore business - combining unparalleled scale in the Pilbara, an integrated system in Canada, and high-grade growth from Simandou. In copper, we are a leading low-cost producer at scale. In aluminum we are the largest integrated producer in the Western World. While in lithium, we are building a leading position globally, as a tier-one producer, with a strong pipeline of opportunities. Our growth is underpinned by best-in-class project execution, reflected in the outstanding project achievements Dom highlighted. And when I visit our sites, I’m struck by the job our people do in some of the world’s toughest environments, to do mining the right way, while delivering on time and on budget. EXHIBIT 99.2

Notice to ASX/LSE Within each of our businesses, we are lifting performance by driving operational excellence. We are doing that by making sure everyone can work in a way that is stronger, sharper and simpler. That means clearer priorities, more disciplined execution, faster decision-making, and less complexity - all of which lift returns. This work is already translating into results. We have now fully implemented the first $650 million of annual productivity benefits, as promised, with substantially more underway. At the same time, within each business we are strengthening capital discipline. Every dollar must deliver value. Every project must compete for capital. And as we do that, we are targeting the release of $5 billion to $10 billion of cash from our asset base to further drive returns. Across each of our three businesses, our scale gives us the firepower to reinvest in the next generation of projects. And the relationships we’re building with both the communities and governments that host us lay the foundations for shared value, helping us grow together and shape what comes next. Increasingly, as Simandou shows, our partnerships are unlocking outcomes once beyond our reach. Combining our strengths and sharing risk to create value in ways none of us could achieve alone. Our winning formula is delivering growth today, and the proof is in our performance: In 2025 we increased our copper equivalent production by 8%, driven by record output in both copper and bauxite. And these robust figures flowed through into our results, with EBITDA up 9% to $25.4 billion and underlying earnings at $10.9 billion. As Dom mentioned, we have returned 60% of that to you, our shareholders. We are well positioned for the future – with industry leading 3% compound annual production growth to the end of the decade. As we deliver Simandou, Oyu Tolgoi, our four major replacement mines in the Pilbara and lithium projects. And beyond all this, we have a strong pipeline of opportunities to extend growth well into the 2030s, particularly in copper. Including Resolution in Arizona, our Nuton leaching ventures and projects like Nuevo Cobre in Chile. So, our winning formula is clear. An unmatchable mix of the right assets, in the right commodities. Three world-class businesses that are each driving value through operational excellence, disciplined capital allocation and outstanding project execution. With a focus on social licence and productive partnerships that position us for the future. This is a formula that is taking us towards becoming the most valued metals and mining business: And I am convinced it will deliver strong performance, strong returns and many more years of growth. Now back to you, Dom.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com